UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024
Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of the Merger and Appointment of Director

On April 9, 2024, Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (“Star Bulk”), issued a press release announcing the closing of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of December 11, 2023, by and among Star Bulk, Star Infinity Corp., a Republic of the Marshall Islands corporation and wholly-owned subsidiary of Star Bulk, and Eagle Bulk Shipping Inc., a Republic of the Marshall Islands corporation (“Eagle”).

In connection with the closing of the Merger, Star Bulk has appointed Gary Weston to the Star Bulk Board of Directors.  Mr. Weston served as a director of Eagle from November 2014 until his resignation on April 9, 2024 in connection with the closing of the Merger.

A copy of the press release is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

The information contained in this Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the registrant’s Registration Statement on Form F-4 (File No. 333-276621), Registration Statements on Form F-3 (File Nos. 333-264226, 333-232765, 333-234125 and 333-252808) and Registration Statement on Form S-8 (File No. 333-176922), in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by Star Bulk under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit Number	Description

99.1	Press Release, dated April 9, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 9, 2024

Star Bulk Carriers Corp.

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer